Exhibit 16.1

November 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 8, 2007 of Sun Healthcare Group, Inc. and are in agreement with the statements contained in section (a), paragraphs two, three, and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph in section (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2006 financial statements.

/s/ Ernst & Young LLP